Exhibit 99.2

Vipshop Holdings Limited

Unaudited Condensed Consolidated Statements of Income and Comprehensive Income

(In thousands, except per share data)

	Three Months Ended
	June 30,2016	June 30,2017	June 30,2017	March 31,2017
	RMB’000	RMB’000	USD’000	RMB’000

Product revenues	13,152,278	17,036,222	2,512,977	15,606,804
Other revenues (1)	287,420	480,357	70,856	346,141
Total net revenues	13,439,698	17,516,579	2,583,833	15,952,945
Cost of goods sold	(10,198,289)	(13,656,686)	(2,014,468)	(12,258,473)
Gross profit	3,241,409	3,859,893	569,365	3,694,472
Operating expenses
Fulfillment expenses (2)	(1,152,493)	(1,644,074)	(242,514)	(1,436,200)
Marketing expenses	(672,345)	(752,148)	(110,948)	(729,549)
Technology and content expenses	(391,525)	(447,820)	(66,057)	(419,533)
General and administrative expenses (3)	(434,156)	(578,783)	(85,375)	(542,172)
Total operating expenses	(2,650,519)	(3,422,825)	(504,894)	(3,127,454)
Other income	53,039	184,669	27,240	169,578
Income from operations	643,929	621,737	91,711	736,596
Impairment loss of investments	(48,634)	(103,107)	(15,209)	0
Interest expenses	(21,721)	(19,259)	(2,841)	(25,113)
Interest income	28,212	29,684	4,379	25,860
Exchange loss	(20,618)	(36,895)	(5,442)	(10,437)
Gain on disposal of an investment	0	55,615	8,204	0
Income before income taxes and share of result of affiliates	581,168	547,775	80,802	726,906
Income tax expense (4)	(127,960)	(169,679)	(25,029)	(165,911)
Share of loss of affiliates	(15,532)	(7,293)	(1,076)	(17,686)
Net income	437,676	370,803	54,697	543,309
Net loss attributable to noncontrolling interests	13,929	15,680	2,313	8,608
Net income attributable to Vipshop’s shareholders	451,605	386,483	57,010	551,917

Shares used in calculating earnings per share (5):
Class A and Class B ordinary shares:
—Basic	115,858,596	117,365,737	117,365,737	116,819,173
—Diluted	124,555,621	125,870,498	125,870,498	125,067,816

Net earnings per Class A and Class B share
Net income attributable to Vipshop’s shareholders—Basic	3.90	3.29	0.49	4.72
Net income attributable to Vipshop’s shareholders—Diluted	3.80	3.20	0.47	4.59

Net earnings per ADS (1 ordinary share equals to 5 ADSs)
Net income attributable to Vipshop’s shareholders—Basic	0.78	0.66	0.10	0.94
Net income attributable to Vipshop’s shareholders—Diluted	0.76	0.64	0.09	0.92

(1) Other revenues primarily consist of revenues from third-party logistics services, product promotion and online advertising, fees charged to third-party merchants which the Company provides platform access for sales of their products,and inventory and warehouse management services to certain suppliers.

(2) Including shipping and handling expenses, which amounted RMB 617 million ,RMB 771 million and RMB 887 million in the three month periods ended June 30, 2016, March 31, 2017 and  June 30, 2017, respectively.

(3)Including amortization of intangible assets resulting from business acquisitions, which amounted to RMB 77 million,RMB 87 million and RMB 84 million in the three months period ended June 30, 2016, March 31, 2017 and  June 30, 2017, respectively.

(4)Included income tax benefits of RMB 20 million,RMB 22 million and RMB 21 million related to the reversal of deferred tax liabilities, which was recognized on business acquisitions for the three months period ended June 30, 2016, March 31, 2017 and  June 30, 2017, respectively.

(5) Authorized share capital are re-classified and re-designated into Class A ordinary shares and Class B ordinary shares, with each Class A ordinary share being entitled to one vote and each Class B ordinary share being entitled to ten votes on all matters that are subject to shareholder vote.

Net income	437,676	370,803	54,697	543,309
Other comprehensive income(loss), net of tax:
Foreign currency translation adjustments	4,546	99,585	14,690	25,243
Unrealized (loss) gain from available-for-sale securities	(8,934)	13,899	2,050	22,451
Reclassification adjustment for losses(gains) of investment included in net income	36,567	(55,615)	(8,204)	0
Comprehensive income	469,855	428,672	63,233	591,003
Less: Comprehensive loss attributable to noncontrolling interests	(15,380)	(15,680)	(2,313)	(8,608)
Comprehensive income attributable to Vipshop’s shareholders	485,235	444,352	65,546	599,611

	Three Months Ended
	June 30,2016	June 30,2017	June 30,2017	March 31,2017
	RMB’000	RMB’000	USD’000	RMB’000

Share-based compensation charges included are as follows
Fulfillment expenses	10,146	19,058	2,811	18,096
Marketing expenses	9,683	10,387	1,532	10,298
Technology and content expenses	45,510	54,331	8,014	51,832
General and administrative expenses	50,819	98,012	14,458	100,147
Total	116,158	181,788	26,815	180,373

Vipshop Holdings Limited

Unaudited Condensed Consolidated Balance Sheets

(In thousands, except per share data)

	December 31,2016	June 30,2017	June 30,2017
	RMB’000	RMB’000	USD’000
ASSETS
CURRENT ASSETS
Cash and cash equivalents	4,109,577	4,148,892	611,994
Restricted cash	0	48,898	7,213
Held-to-maturity securities	671,776	343,239	50,630
Accounts receivable, net	2,333,918	3,488,455	514,574
Amounts due from related parties	8,352	11,089	1,636
Other receivables and prepayments,net	2,293,825	2,208,141	325,718
Inventories	4,948,609	3,716,585	548,225
Deferred tax assets	214,815	0	0
Total current assets	14,580,872	13,965,299	2,059,990
NON-CURRENT ASSETS
Property and equipment, net	4,467,451	5,510,239	812,804
Deposits for property and equipment	1,039,793	556,074	82,025
Land use rights, net	2,399,058	3,030,806	447,068
Intangible assets, net	725,147	569,305	83,977
Investment in affiliates	93,144	63,635	9,387
Other investments	503,117	416,403	61,423
Available-for-sale securities investments	407,944	149,999	22,126
Other long-term assets	510,821	185,093	27,303
Goodwill	367,106	367,106	54,151
Deferred tax assets	0	284,367	41,946
Total non-current assets	10,513,581	11,133,027	1,642,210
TOTAL ASSETS	25,094,453	25,098,326	3,702,200

LIABILTIES AND EQUITY
CURRENT LIABILITIES
Short term loan (Including Short term loan of the VIE without recourse to the Company of nil and nil as of December 31, 2016 and June 30, 2017, respectively)	0	3,000	443
Accounts payable (Including accounts payable of the VIE without recourse to the Company of RMB 22,471 and RMB 22,914 as of December 31, 2016 and June 30, 2017, respectively)	8,333,610	8,151,478	1,202,407
Advance from customers (Including advance from customers of the VIE without recourse to the Company of RMB 1,211,643 and RMB 1,066,815 as of December 31, 2016 and June 30, 2017, respectively)	2,699,981	1,703,522	251,283
Accrued expenses and other current liabilities (Including accrued expenses and other current liabilities of the VIE without recourse to the Company of RMB 1,257,667 and RMB 1,508,350 as of December 31, 2016 and June 30, 2017, respectively)	3,322,599	3,004,990	443,260
Amounts due to related parties (Including amounts due to related parties of the VIE without recourse to the Company of RMB 591 and RMB 263 as of December 31, 2016 and June 30, 2017, respectively)	52,729	17,550	2,589
Deferred income (Including deferred income of the VIE without recourse to the Company of RMB 16,222 and RMB 2,835 as of December 31, 2016 and June 30, 2017, respectively)	174,547	153,807	22,688
Securitization debt	0	285,000	42,040
Total current liabilities	14,583,466	13,319,347	1,964,710
NON-CURRENT LIABILITIES
Deferred tax liability (Including deferred tax of the VIE without recourse to the Company of RMB 4,904 and RMB 4,533 as of December 31, 2016 and June 30, 2017, respectively)	100,583	58,243	8,591
Deferred income-non current (Including deferred income-non current of the VIE without recourse to the Company of RMB 1,928 and RMB 3,189 as of December 31, 2016 and June 30, 2017, respectively)	246,902	313,060	46,179
Convertible senior notes	4,381,698	4,266,722	629,375
Total non-current liabilities	4,729,183	4,638,025	684,145
Total liabilities	19,312,649	17,957,372	2,648,855

EQUITY:
Class A ordinary shares (US$0.0001 par value, 483,489,642 shares authorized, and 101,508,264 and 101,508,264 shares issued and outstanding as of December 31, 2016 and June 30, 2017, respectively)	66	66	10
Class B ordinary shares (US$0.0001 par value, 16,510,358 shares authorized, and 16,510,358 and 16,510,358 shares issued and outstanding as of December 31, 2016 and June 30, 2017, respectively)	11	11	2
Treasury shares, at cost - 1,356,918 shares and — 493,845 shares as of December 31, 2016 and June 30, 2017	(707,441)	(251,432)	(37,088)
Additional paid-in capital	3,130,126	3,051,185	450,074
Retained earnings	3,653,026	4,591,426	677,271
Accumulated other comprehensive loss	(343,608)	(238,042)	(35,116)
Noncontrolling interests	49,624	(12,260)	(1,808)
Total shareholders’ equity	5,781,804	7,140,954	1,053,345
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	25,094,453	25,098,326	3,702,200

Vipshop Holdings Limited

Reconciliations of GAAP and Non-GAAP Results

	Three Months Ended
	June 30,2016	June 30,2017	June 30,2017
	RMB’000	RMB’000	USD’000

Income from operations	643,929	621,737	91,711
Share-based compensation expenses	116,158	181,788	26,815
Amortization of intangible assets resulting from business acquisitions	77,093	84,161	12,414
Non-GAAP income from operations	837,180	887,686	130,940

Net income	437,676	370,803	54,697
Share-based compensation expenses	116,158	181,788	26,815
Impairment loss in investments	48,634	103,107	15,209
Amortization of intangible assets resulting from business acquisitions and equity method investments	92,160	90,129	13,295
Tax effect of amortization of intangible assets resulting from business acquisitions	(19,887)	(21,040)	(3,104)
Non-GAAP net income	674,741	724,787	106,912

Net income attributable to Vipshop’s shareholders	451,605	386,483	57,010
Share-based compensation expenses	116,158	181,788	26,815
Impairment loss in investments	48,634	103,107	15,209
Amortization of intangible assets resulting from business acquisitions and equity method investments	77,127	73,826	10,890
Tax effect of amortization of intangible assets resulting from business acquisitions	(16,009)	(16,965)	(2,502)

Non-GAAP net income attributable to Vipshop’s shareholders	677,515	728,239	107,422

Shares used in calculating earnings per share:
Basic ordinary shares:
Class A and Class B ordinary shares:
—Basic	115,858,596	117,365,737	117,365,737
—Diluted	124,555,621	125,870,498	125,870,498

Non-GAAP net income per Class A and Class B share
Non-GAAP net income attributable to Vipshop’s shareholders—Basic	5.85	6.20	0.92
Non-GAAP net income attributable to Vipshop’s shareholders—Diluted	5.61	5.91	0.87

Non-GAAP net income per ADS (1 ordinary share equal to 5 ADSs)
Non-GAAP net income attributable to Vipshop’s shareholders—Basic	1.17	1.24	0.18
Non-GAAP net income attributable to Vipshop’s shareholders—Diluted	1.12	1.18	0.17